Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 17, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
10/05/2021	7,243	164.3794	1,190,599.99	3,718	200.4794	745,382.41	612,525.61	10,961	164.5037	1,803,125.60
11/05/2021	15,933	161.9323	2,580,067.34	3,400	198.2872	674,176.48	553,965.88	19,333	162.1080	3,134,033.22
12/05/2021	—	—	—	4,409	196.7937	867,663.42	716,012.07	4,409	162.3978	716,012.07
13/05/2021	7,079	161.6664	1,144,436.45	1,200	196.6628	235,995.36	195,344.23	8,279	161.8288	1,339,780.67
14/05/2021	8,000	163.4827	1,307,861.60	—	—	—	—	8,000	163.4827	1,307,861.60
Total	38,255	162.6706	6,222,965.38	12,727	198.2571	2,523,217.67	2,077,847.78	50,982	162.8185	8,300,813.16

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till May 14, 2021, the total invested consideration has been:
• Euro 51,578,094.08 for No. 301,132 common shares purchased on the MTA.
• USD 5,352,663.30 (Euro 4,453,498.17*) for No. 26,285 common shares purchased on the NYSE

As of May 14, 2021, the Company held in treasury No. 9,239,928 common shares equal to 3.59% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until May 14, 2021, the Company has purchased a total of 4,054,602 own common shares on MTA and NYSE for a total consideration of Euro 559,453,825.41.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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